Exhibit (a)(2)

From: Dividend Capital Diversified Property Fund

To: Financial Advisors

Re: Dividend Capital Diversified Property Fund Board Makes Recommendation Regarding Tender Offer Commenced by Coastal Realty Business Trust

On April 21, 2015, Coastal Realty Business Trust (“CRBT”), an affiliate of MacKenzie Capital Management, LP, commenced an unsolicited offer to purchase up to 8,200,000 shares of the unclassified shares of common stock (referred to as “Class E” common stock) of Dividend Capital Diversified Property Fund Inc. (the “Company”) at a price of $3.65 per share in cash (the “CRBT Offer”).

After carefully evaluating the CRBT Offer and consulting with the Company’s management and outside legal advisor, the Board of Directors of the Company recommends that you reject the CRBT Offer and not tender your shares.

For additional information, please access our SEC filings which are available at www.dividendcapitaldiversified.com related to this matter.